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Media Release

Roche

04030770

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

RECD S.E.C.
JUN 15 2004
1086

SUPPL

Basel, 8 June 2004

Roche further reduces prices of HIV protease inhibitor medicines for low and lower middle income countries

Roche's discounted pricing applicable to 85% of people in the world living with HIV/AIDS

Today Roche announced further significant reductions in the prices of its HIV protease inhibitors, Invirase (saquinavir) and Viracept (nelfinavir), for people living in low and lower middle income countries[1], as classified by the World Bank.

HIV continues to spread, with more than 15,000 new infections every day – 95% of which are in Least Developed, low and lower middle income countries.[2] Roche is introducing the new reduced prices, which represent a reduction of up to a third on the previous reduced prices, in recognition of a potential increased need for second-line therapies. Global initiatives to increase access to first-line therapies have resulted in a growing number of people on initial HIV treatment. The number of people in Africa, on treatment supplied by the companies in the Accelerating Access Initiative, doubled from 75,000 to 150,000 between June and December 2003.[3] As the number of people on first-line therapy increases, the need for future second-line treatment options may become increasingly important.

William M. Burns, Head of Roche Pharmaceuticals, commented: "Until a cure for HIV/AIDS is discovered, research, prevention and treatment remain the key global priorities. While our primary role in the global efforts to tackle HIV/AIDS is the discovery and development of new medicines, Roche is constantly reviewing its activities and is running a range of programmes on the ground for those living in the poorest countries. Our action today demonstrates our long term commitment to these people living with HIV/AIDS."

Dlw 6/17

F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

To provide a treatment option for those failing on first-line therapies, Roche has further reduced the prices of Invirase (saquinavir) and Viracept. Saquinavir is recommended as a second-line option within the Treatment Guidelines for Antiretroviral Therapy in resource-limited settings developed by the World Health Organization.[4] The price changes are effective immediately and terms and conditions of supply remain unchanged (please see www.roche-hiv.com for details).

Summary of Roche's further reduced prices of HIV protease inhibitors in low and lower middle income countries available *for direct purchase from Roche Basel* (prices applicable as of June 8 2004)

Eligibility criteria	Invirase Price per pack (270 x 200mg capsules) / CHF*	Viracept Price per pack (270 x 250mg tablets) / CHF*	Viracept Paediatric powder 144g / CHF*
Low income countries and lower middle income countries	200 *(new price)* 300 - *former price*	200 *(new price)* 300 - *former price*	45 *(new price)* 55 *former price*

* FCA Basel (Incoterms 2000)

These changes form part of Roche's ongoing commitment to increase access to HIV healthcare and treatment. In April 2004, Roche further reduced the no profit prices of Invirase and Viracept for people living in the Least Developed Countries[1] of the world and sub-Saharan Africa. The no profit prices - available to Least Developed Countries and sub-Saharan Africa – together with these further reduced prices for low and lower middle income countries, apply to an estimated 36 million people, representing as many as 85% of all people living with HIV/AIDS worldwide[5].

Roche's commitment to increasing access to HIV healthcare globally

Roche is committed to increasing access to HIV healthcare globally through the development of healthcare solutions that are sustainable and have a long-term impact, particularly on the lives of those in the Least Developed Countries and sub-Saharan Africa. Roche is a founding member of the Accelerating Access Initiative, which aims to provide sustainable access to HIV care and treatment in resource limited countries. Roche is also a member of the Global Business Coalition on HIV/AIDS, the pre-eminent business organization leading the business fight against HIV/AIDS.

Roche Patent Policy

- No patents for any of Roche medicines – across all disease areas – will be filed in the Least Developed Countries of the world, as defined by the UN.
- Roche will not file patents on new or investigational HIV/AIDS medications in sub-Saharan Africa or in Least Developed Countries and will not act against infringement of patents Roche

holds on HIV/AIDS drugs in these countries.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Notes to Editors:
A comprehensive list of prices, countries and conditions are available on the website www.roche-hiv.com. The minimum order remains of 10,000 CHF. The prices are ex-factory prices from Roche's headquarters in Basel Switzerland. Under circumstances where Roche is requested to provide delivery, distribution costs as well as import taxes and duties must be added. Local retail prices are therefore higher than these ex-Roche Basel prices. These prices are provided subject to the conditions that the drug will not be diverted or re-exported to other countries not qualifying for the specified price as defined on www.roche-hiv.com.

Additional information

www.roche-hiv.com

www.roche.com/home/sustain/sus_med.htm

Reference:
[1] UN list of Least Developed Countries can be found at www.unaids.org
World Bank list of low income and lower middle income countries can be found at www.worldbank.org
[2] Global Forum for Health Research, HIV AIDS, www.globalforumhealth.org
[3] AAI, March 2004.
[4] WHO, 2003. Scaling up antiretroviral therapy in resource-limited settings: Treatment guidelines for a public health approach
[5] UNAIDS. http://www.unaids.org/html/pub/Global-Reports/Barcelona/TableEstimatesEnd2001_en_xls.xls

Media Release

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ROCHE HOLDING 82-3315

Roche

Basel, 7 June 2004

Roche at ASCO: Important data underscore Roche's leading position in oncology

Outstanding study results on Tarceva, Xeloda and MabThera

Roche, in collaboration with Genentech, OSI Pharmaceuticals and Biogen Idec, presented impressive data on its portfolio of cancer drugs during the 40th American Society of Clinical Oncology (ASCO) meeting in New Orleans, USA. Over 100 abstracts and 9 oral presentations covered data in colon/colorectal cancer, breast and lung cancer as well as in Non-Hodgkin's Lymphoma (NHL): Amongst the data highlights were:

- Tarceva achieves a significant 42.5% improvement in median survival in patients with advanced lung cancer
- Avastin and Tarceva combination yields initial promising results in recurrent NSCLC and metastatic renal cell carcinoma
- Xeloda after surgery significantly increases the number of patients free from colon cancer by 14% compared to intravenous 5-fluorouracil/leucovorin
- MabThera: First-line therapy achieves an impressive 95% survival rate in patients under 60 years with aggressive NHL and maintenance therapy improves progression free survival in patients with indolent NHL
- Herceptin data from several studies confirm the drug's excellent efficacy in metastatic breast cancer and shows promising results in the treatment of early breast cancer

William M. Burns, Head of Roche's Pharmaceuticals Division said:" This impressive volume of convincing data demonstrates our strength in developing innovative cancer treatments. New breakthrough drugs like Tarceva and Avastin represent further milestones in cancer treatment and will give new hope to cancer patients. In addition, our established cancer drugs MabThera, Xeloda

and Herceptin, have generated very promising results for additional use in major new indications. Overall our oncology portfolio now consists of five drugs with a proven survival benefit which puts us in an unrivalled position and further underscores Roche's leadership in oncology."

Tarceva: first EGFR-targeted anticancer treatment ever to have shown survival benefit in any tumour type

Tarceva (erlotinib) achieved a significant 42.5% improvement in median survival compared to placebo in patients with advanced non-small cell lung cancer (NSCLC). Based on these study results Roche will work with regulatory authorities around the world to make this medicine available to patients with NSCLC as soon as possible. Non-small cell lung cancer is the most common form of the disease and accounts for almost 80 percent of all lung cancer – it has a very high mortality rate and few treatment options exist.

The study, conducted by the Clinical Trials Group of the National Cancer Institute of Canada in collaboration with OSI Pharmaceuticals, involved 731 patients with advanced NSCLC who had failed to respond to first or second line chemotherapy. The study met its primary endpoint in that patients receiving Tarceva lived longer than those in the placebo arm (6.7 months vs 4.7 months)[1], and also met all of its secondary endpoints including improving time to symptomatic deterioration, progression-free survival and response rate. In addition, analysis of the results showed a treatment benefit in all subsets of patients examined.

According to the World Health Organization, there are more than 1.2 million new cases worldwide of lung and bronchial cancer each year, causing approximately 1.1 million deaths annually. Non-small cell lung cancer is the most common form of the disease and accounts for almost 80 percent of all lung cancer.

Xeloda: reduces significantly the risk of tumours coming back after surgery

New data from the X-ACT trial (Xeloda in Adjuvant Colon Cancer Therapy), involving almost 2,000 patients demonstrates that Xeloda (capecitabine), a targeted oral chemotherapy, could replace the current standard therapy known as the Mayo Clinic regimen (intravenous 5-FU/LV) due to its superior efficacy and safety.

The global study successfully met its primary endpoint of demonstrating at least equivalent disease free survival. More remarkably, the study highlights that Xeloda reduces the risk of tumours coming back (relapse-free survival) by an impressive 14% compared to i.v. 5-FU/LV. This means that, each year, if treated with Xeloda, nearly 4,000 additional patients worldwide would not hear

the dreaded words "Your cancer has come back." Roche will submit the study results to global regulatory authorities.

Roche presently supports studies of Xeloda on a global level enrolling over 6,000 patients per year which will further establish the importance of Xeloda in the fight against cancer.

In 2000, colorectal cancer was the third most commonly reported cancer with 945,000 new cases worldwide. It is estimated that over 50% of people diagnosed with colorectal cancer will die of the disease, and it is one of the most common cancers in developed countries[2]. Chemotherapy following surgery (adjuvant therapy) is one of the most common treatment approaches in patients diagnosed with the disease.

Avastin: increased survival in colorectal cancer and initial promising results in other tumour types
Results were presented from Phase I/II clinical studies examining the combination of Avastin (bevacizumab, rhuMAb-VEGF) and Tarceva in the treatment of recurrent non-small cell lung cancer (NSCLC) and metastatic renal cell carcinoma (kidney cancer). These trials are important because patients received no chemotherapy and instead were treated with a combination of two therapies targeted at two distinct avenues of growth in cancer: angiogenesis and EGFR signaling. Investigators presented preliminary results from a single-arm phase II in metastatic renal cell carcinoma[3]. At the time of analysis, 58 patients were evaluable for response. The authors reported that at eight weeks, 21% of patients (12/58) experienced an objective response (defined as a 50% or greater decrease in the size of a tumour) to the combined therapy and 66% (38/58) experienced a minor response or disease stabilisation. At six months, 67% of the evaluable patients (38/58) had progression-free survival and after one year, 50% of patients (29/58) had progression-free survival. In a phase I/II study evaluating the combination of Avastin and Tarceva in recurrent non-small cell lung cancer[4], preliminary analysis of 40 patients has shown a median survival of 12.6 months, a median progression-free survival of 7 months and an estimated one-year survival of 54 percent.

Traditionally patients with relapsed NSCLC are treated with chemotherapy, which may be very poorly tolerated by some advanced patients. If randomized, Phase III trials of Avastin plus Tarceva show clinical benefit, this combination could provide an important treatment option that does not include chemotherapy.

Recently, the *New England Journal of Medicine* published study results that demonstrate the addition of Avastin to standard chemotherapy significantly extends survival in patients with first-line (previously untreated) metastatic colorectal cancer[5]. The *New England Journal of Medicine*

publication of the Avastin pivotal study is significant because it is the first published trial of its kind. These data are the first positive results from a Phase III trial of a unique therapy that works by preventing the formation of new blood vessels, a process called angiogenesis. Following FDA approval earlier this year, Roche is working closely with the European regulatory authorities to bring Avastin, the first treatment of its kind, to patients as quickly as possible.

MabThera: impressive survival rate in aggressive NHL and dramatic improvement in progression-free survival in maintenance therapy in indolent NHL

Aggressive NHL: New MabThera data from the MabThera International Trial, (MInT[6]) revealed extremely positive survival benefits for younger patients with aggressive NHL. The study showed an overall survival of 95% for those patients who received MabThera (rituximab) in combination with chemotherapy. This compliments the impressive survival benefits previously seen in a study of patients over 60 years old. Based on these data, MabThera plus chemotherapy should become the standard first-line treatment of patients of all ages suffering from this aggressive and life-threatening form of cancer.

In December 2003, the MInT study was halted two years earlier than expected following an interim analysis of the data that revealed that the pre-specified criteria for closing the study were reached early, demonstrated by a statistically significant improvement in time to treatment failure (TTF) in patients receiving MabThera plus chemotherapy.

Indolent NHL: Data from a large, randomised phase III trial conducted by the Eastern Cooperative Oncology Group (ECOG 1496[7]) showed that MabThera maintenance therapy for two years following an initial course of chemotherapy resulted in a dramatic improvement in progression-free survival in patients suffering from indolent Non-Hodgkin's lymphoma (NHL). Almost twice as many patients were free of disease progression compared to those who received no further treatment (73% versus 43%).

This trial paves the way for its use in patients with indolent NHL, who responded well to initial induction therapy. Maintenance treatment with MabThera keeps the disease under control and patients free from disease for an extended period of time.

Mantle Cell Lymphoma (MCL): Other phase III data reveal that previously untreated patients with mantle cell lymphoma, an intermediate grade form of non-Hodgkin's lymphoma, treated with MabThera plus chemotherapy first-line experienced significantly higher remission rates and prolonged time to treatment failure compared to chemotherapy alone. Mantle cell lymphoma is a

disease that typically affects elderly patients and carries a poor prognosis, with a median survival of only three to four years. The study[8], led by Professor W. Hiddemann of the German Low Grade Lymphoma Study Group (GLSG), indicates that MabThera plus chemotherapy is a highly effective first-line therapy in treating MCL.

Non-Hodgkin's lymphoma affects 1.5 million people worldwide. About 55% of NHL patients have the aggressive form of the disease, which, if left untreated, can be fatal within six months. The remaining 45% suffer from indolent NHL, which is slow developing, but incurable. NHL is one of the fastest growing cancers and has grown in incidence by 80% since the early 1970s.[9]

Roche in oncology

Within the last five years the Roche Group has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented four marketed products with survival benefit: Herceptin, MabThera, Xeloda and Avastin which has been launched by Genentech in the US recently, treat a range of malignancies such as breast cancer, non-Hodgkin's lymphoma and colorectal cancer. Other key products include NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). CERA is the most recent demonstration of the commitment to anaemia management. Roche's cancer medicines generated sales of more than 6 billion Swiss francs in 2003.

In a recent phase III study Tarceva met its primary endpoint of improving overall survival in patients with non-small cell lung cancer.

Roche is developing new tests, which will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumor markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, we will continue to be the leaders in providing cancer focused treatments and diagnostics.

Roche Oncology has four research sites (two in the US, Germany and Japan) and four Headquarter Development sites (two in the US, UK and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Further information:

www.asco.org

On Tuesday 8 June a Roche analyst conference will be held at ASCO from 1:30 a.m. to 3 a.m. CET (Central European Time). The briefing will be webcast and presentation slides can be downloaded from http:/ir.roche.com. A replay of the conference will be available on demand at http://ir.roche.com.

---

[1] Shepherd, F.; A randomized placebo-controlled trial of erlotinib in patients with advanced non-small cell lung cancer (NSCLC) following failure of 1st line or or 2nd line chemotherapy. A national Cancer Institute of Canada Clinical Trials Group (NCIC). (Abstract #7022), ASCO 2004

[2] World Health Organisation. Globocan 2000: Cancer Incidence, Mortality and Prevalence Worldwide. 2000

[3] Phase II Study of Tarceva and Avastin in metastatic renal cell carcinoma (Abstract #4502)

[4] Phase I/II Study of Avastin and Tarceva in recurrent non-small cell lung cancer (Abstract #2000)

[5] Hurwitz H, Fehrenbacher L, Novotny W, et al. Addition of bevacizumab (rhuMab-VEGF) to bolus IFL in the first-line treatment of patients with metastatic colorectal cancer: results of a randomized Phase III trial. New England Journal of Medicine 2004;350(23)

[6] Pfreundschuh M *et al.* Abstract #6500. Randomized intergroup trial of first line treatment for patients <=60 years with diffuse large B-cell non-Hodgkin's lymphoma (DLBCL) with a CHOP-like regiment with or without the anti-CD20 antibody rituximab – early stopping after first interim analysis. Annual Meeting of the American Society of Clinical Oncology (ASCO), June 2004.

[7] Hochster H *et al.* Abstract #6502. Results of E1496: A Phase III Trial of CVP With or Without Maintenance Rituximab in Advanced Indolent Lymphoma (NHL). Annual Meeting of the American Society of Clinical Oncology (ASCO), June 2004.

[8] Hiddemann, M *et al.* Abstract #6501. The addition of Rituximab to front line therapy with Cyclophosphamide, Doxorubicin, Vincristine and Prednisone (CHOP) increases the remission rate and prolongs the time to treatment failure (TTF) significantly over CHOP alone in mantle cell lymphoma (MCL) – Results of a prospective randomized trial of the German Low Grade Lymphoma Study Group (GLSG). Annual Meeting of the American Society of Clinical Oncology (ASCO), June 2004.

[9] World Health Report 2000, World Health Organization, www.who.int.

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Roche

Investor Update

June 09, 2004 8:29 AM

OSI Pharmaceuticals summarizes survival benefits in key patient subsets from the BR.21 study

During the analyst briefing on Monday 7th, an error with regards to survival benefit in patient subsets was presented. This was amended yesterday, and full details of the data can be found below in OSI's press release. For further details, please refer to http://ir.roche.com for a copy of the slides presented yesterday morning at the OSI analyst event. We apologize for any inconvenience caused.

On Tuesday, 8 June 2004 OSI Pharmaceuticals, Inc. (NASDAQ: OSIP) announced a summary of data presented earlier at the 40th Annual Meeting of the American Society of Clinical Oncology (ASCO) summarizing the treatment benefit observed in various subsets of patients treated with the investigational drug Tarceva (erlotinib HCl) in the BR.21 study. The study, presented on Monday, June 7, was a Phase III trial of Tarceva versus placebo in second and third-line patients with relapsed non-small cell lung cancer.

"The results of the BR.21 trial were noteworthy in that they demonstrated a survival benefit in essentially all subsets of lung cancer patients that we examined," stated Colin Goddard, Ph.D., Chief Executive Officer of OSI Pharmaceuticals. "Previous research on other EGFR inhibitors had suggested that any Tarceva benefit may have been restricted to certain subsets of patients. We believe that the observation of an improvement in survival in subsets including smokers and patients with squamous cell carcinoma is of particular interest to the lung cancer community."

The BR.21 trial of Tarceva met the pre-determined primary study endpoint of improvement in overall survival and demonstrated significant effects in all secondary endpoints including time to symptom deterioration, progression-free survival and response rate.

Patients receiving Tarceva had a median survival of 6.7 months compared to 4.7 months in patients who received placebo (a 42.5 percent improvement). A hazard ratio of 0.72 and a p-value of 0.001 were determined for comparison of overall survival (a hazard ratio (HR) of less than one indicates a reduction in the risk of death and a p-value of less than 0.05 indicates statistical significance).In addition, 31 percent of patients receiving Tarceva in the study were alive at one year versus 22 percent in the placebo arm (a 41 percent improvement).

As would be expected from historical data on the relative prognosis for survival in different subsets of lung cancer patients, patients treated with Tarceva who were female, had tumors with adenocarcinoma histology or were never smokers lived longer than patients treated with Tarceva who were male, had tumors with squamous cell carcinoma histology or were smokers, respectively.However, importantly, Tarceva improved survival in essentially all subsets of patients in the study including males, patients with squamous cell carcinoma and smokers.Data summarizing the broad-based treatment benefit that was observed in key subsets of patients in the BR.21 study is summarized in the table below.

	Median Survival in Months		Hazard Ratio
	Tarceva	Placebo	
Never Smokers	12.2	5.6	0.42
Current or Former Smokers	5.5	4.6	0.87
Adenocarcinoma	7.8	5.4	0.71
Squamous Cell Carcinoma	5.6	3.6	0.67
Female	8.4	6.2	0.80
Male	5.7	4.5	0.76

Note: OSI Pharmaceuticals, Inc. statistical analysis of data from the BR.21 trial

A total of 731 patients were enrolled in BR.21, a randomized, international, double-blinded controlled study comparing the use of 150mg/day Tarceva versus placebo for the treatment of patients with advanced NSCLC following failure of first or second-line chemotherapy.The study randomized patients with a 2:1 ratio in favor of Tarceva to receive either Tarceva or placebo.

Safety

The safety profile observed for Tarceva in the study was consistent with observations made in prior Tarceva studies. Seventy-six percent of patients receiving Tarceva exhibited rash (versus 17 percent in the placebo group) and 55 percent of patients receiving Tarceva experienced diarrhea (versus 19 percent for placebo). Most of these were mild or moderate. Dose reductions occurred for rash and diarrhea only in the Tarceva arm, 12 percent and five percent respectively. In this large, placebo-controlled study, severe pulmonary events including potential cases of interstitial lung events were rare and generally equally distributed between treatment arms.

About Tarceva

Tarceva is an investigational small molecule designed to target the human epidermal growth factor receptor (HER1) pathway, which is one of the factors critical to cell growth in many cancers. HER1, also known as EGFR, is a key component of the HER signalling pathway, which plays a role in the formation and growth of numerous cancers. Tarceva is designed to inhibit the tyrosine kinase activity of the HER1 signalling pathway inside the cell, which may block tumour cell growth. Results of a Phase III trial of Tarceva in pancreatic cancer are expected during the second half of 2004. Early-stage trials of Tarceva are being conducted in other solid tumours such as ovarian, colorectal, head and neck, renal cell carcinoma, glioma and gastrointestinal cancers. Tarceva was discovered by OSI Pharmaceuticals and is being developed by a global alliance of Roche, OSI Pharmaceuticals and Genentech.

Roche in Oncology

Within the last five years the Roche Group has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented four marketed products with survival benefit: Herceptin, MabThera, Xeloda and Avastin has been launched by Genentech in the US recently, treat a range of malignancies such as breast cancer, non-Hodgkin's lymphoma and colorectal cancer. Other key products include NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). Roche's cancer medicines generated sales of more than 6 billion Swiss francs in 2003.

In a recent phase III study Tarceva met its primary endpoint of improving overall survival in patients with non-small cell lung cancer.

Roche is developing new tests, which will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, we will continue to be the leaders in providing cancer focused treatments and diagnostics.

Roche Oncology has four research sites (two in the US, Germany and Japan) and four Headquarter Development sites (two in the US, UK and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About OSI Pharmaceuticals

OSI Pharmaceuticals is a leading biotechnology company focused on the discovery, development and commercialization of high-quality, next-generation oncology products that both extend life and improve the quality-of-life for cancer patients worldwide. OSI has a balanced pipeline of oncology drug candidates that includes both novel mechanism-based, gene-targeted therapies focused in the areas of signal transduction and apoptosis and next-generation cytotoxic chemotherapy agents. OSI's most advanced drug candidate, Tarceva, a small-molecule inhibitor of the HER1 gene, has successfully completed Phase III clinical trials for lung cancer and is subject to an ongoing rolling submission of an NDA. OSI has a commercial presence in the U.S. oncology market where it exclusively markets Novantrone (mitoxantrone concentrate for injection) for approved oncology indications and Gelclair for the relief of pain associated with oral mucositis.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

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ROCHE HOLDING 82-3315

Roche

Investor Update

June 03, 2004

Avastin, first anti-angiogenic agent approved for use in cancer, shows impressive 30% increase in survival in colorectal cancer
Data published yesterday in the New England Journal of Medicine

The New England Journal of Medicine yesterday published study results that demonstrate the addition of Avastin (bevacizumab, rhuMAb-VEGF) to standard chemotherapy significantly extends survival in patients with first-line (previously untreated) metastatic colorectal cancer*. These data are the first positive results from a Phase III trial of a unique therapy that works by preventing the formation of new blood vessels, a process called angiogenesis.

The study, in which over 900 metastatic colorectal cancer patients participated, showed that patients treated with Avastin, plus IFL chemotherapy*** had an increase in overall survival of 30% compared to patients receiving chemotherapy alone. Significantly, the addition of Avastin also increased progression free survival by 70% compared to chemotherapy alone.

Based on the results from this study, the U.S. Food and Drug Administration (FDA) approved Avastin in February 2004, to be used in combination with intravenous 5-Fluorouracil-based chemotherapy as first-line treatment for patients with metastatic cancer of the colon or rectum. Avastin is the first FDA-approved cancer therapy designed to inhibit angiogenesis. Colorectal cancer is the third most commonly reported cancer with 945,000 new cases worldwide. It is estimated that over 50% of people diagnosed with colorectal cancer will die of the disease**.

"The New England Journal of Medicine publication of the Avastin pivotal study is significant because it is the first published trial of its kind," said Herbert I. Hurwitz, M.D., the study's lead author and assistant professor, Division of Medical Oncology, Duke University Medical Center. "The results are impressive because the survival improvement was observed in a broad group of patients enrolled in the trial."

Patients who received Avastin combined with chemotherapy survived for 20.3 months on average, almost five months more than the group of patients treated with chemotherapy alone, who survived for an average of 15.6 months. This research is significant as it is the largest improvement in survival time reported in a Phase III clinical study for colorectal cancer that can be attributed to the addition of a single targeted therapy to conventional chemotherapy. Progression free survival was 10.6 months in the Avastin plus chemotherapy arm, compared to 6.2 months in the chemotherapy alone arm. In the subgroup of patients who received second-line treatment with oxaliplatin, the median duration of overall survival was 25.1 months in the group given IFL plus Avastin and 22.2 months in the group given IFL plus placebo. Response rate and duration of response were also improved with Avastin.

Avastin is the first treatment that inhibits angiogenesis - the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus interfering with the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis). It also promotes the effective delivery of chemotherapy within the tumour.

As this mechanism may be relevant in a number of malignant tumours, manufacturers Roche and Genentech are presently investigating the potential benefit of Avastin's use in a number of other forms of cancer, including non-small cell lung cancer, pancreatic, breast and renal (kidney) cell carcinoma. Large clinical trials are also underway in patients with colorectal cancer that has not spread (adjuvant therapy).

"Publication of these results is testament to the significance of Avastin as a scientific and medical advance in the treatment of cancer," said Dr. Stefan Manth, Head of Roche Oncology. "Following FDA approval earlier this year, we are working closely with the European regulatory authorities to bring Avastin, the first treatment of its kind, to patients as quickly as possible."

Roche in Oncology

Within the last five years the Roche Group has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented four marketed products with survival benefit: Herceptin, MabThera, Xeloda and Avastin which has been launched in the US recently, treat a range of malignancies such as breast cancer, non-Hodgkin's lymphoma and colorectal cancer. Other key products include NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). Roche's cancer medicines generated sales of more than 6 billion Swiss francs in 2003.

Based on a positive phase III study Tarceva, the first and only EGFR-targeted drug, showed improved survival in patients with non-small cell lung cancer.

Roche is developing new tests, which will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, we will continue to be the leaders in providing cancer focused treatments and diagnostics.

Roche Oncology has four research sites (two in the US, Germany and Japan) and four Headquarter Development sites (two in the US, UK and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

References:

* Hurwitz H, Fehrenbacher L, Novotny W, et al. Addition of bevacizumab (rhuMab-VEGF) to bolus IFL in the first-line treatment of patients with metastatic colorectal cancer: results of a randomized Phase III trial. New England Journal of Medicine 2004;350(23)

** World Health Organisation. Globocan 2000: Cancer Incidence, Mortality and Prevalence Worldwide. 2000

Notes to Editors:
***IFL is a standard chemotherapy combination treatment.
The combination of Avastin and chemotherapy was well tolerated, with only grade 3 hypertension (= 180mmHg / = 110mmHg, which was manageable using standard oral medication) clearly more frequent in the Avastin-containing arm of the trial.

Roche IR contacts:

Dr. Karl Mahler
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e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
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Dianne Young
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North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

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Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
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